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                          November 6, 2020

       Glenn E. Fuller
       Executive Vice President, Chief Legal Officer
       AutoWeb, Inc.
       6410 Oak Canyon, Suite 250
       Irvine, California 92618

                                                        Re: AutoWeb, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed November 5,
2020
                                                            File No. 333-249876

       Dear Mr. Fuller:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jan Woo,
Legal Branch Chief, at (202) 551-3453 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Technology
       cc:                                              Keith Paul Bishop, Esq.